SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25


                          Commission File Number: 001-03323
                          CUSIP Number: 68555W 10 5


                   NOTIFICATION OF LATE FILING


(Check One):
 [ X  ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
 [    ] Form 10-Q [   ] Form N-SAR

For Period Ended: July 31, 2001

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


PART I.  REGISTRANT INFORMATION


Full name of registrant: ORBIT E-COMMERCE, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

100 Adelaide Street West, Suite 200

City, State and Zip Code:

Toronto, Ontario, Canada M5H 1S3


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Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-
K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                    SEE RIDER ANNEXED HERETO.

                   PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                   Name: David M. Kaye
                   Area Code and Telephone number: 973-443-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
[ x ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ x ] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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

ORBIT E-COMMERCE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2001   BY:/s/ Douglas C. Lloyd
                         Name: Douglas C. Lloyd
                         Title: Chief Executive Officer

                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).






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ORBIT E-COMMERCE, INC.



RIDER TO FORM 12b-25

PART III - NARRATIVE

As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-KSB, largely due to other necessary business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-KSB could not be timely filed without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(3) The Registrant estimates a net loss from operations of approximately $4,796,000 for the fiscal year ended July 31, 2001 as compared to a net loss of approximately $603,000 for the fiscal year ended July 31, 2000. This change resulted primarily from the expenses incurred in connection with the implementation of the Registrant's Voice over Internet Protocol(VoIP) network in 12 major urban centers in Canada between Vancouver and Montreal.







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